

Mail Stop 3561

December 9, 2016

Donald R. Sinclair
Chief Executive Officer
Western Gas Equity Partners, LP

Benjamin M. Fink
Chief Financial Officer
Western Gas Partners, LP

1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

  Re: **Western Gas Equity Partners, LP**
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed February 25, 2016
     File No. 001-35753

     Western Gas Partners, LP
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed February 25, 2016
     File No. 001-34046

Dear Messrs. Sinclair and Fink:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Lisa M. Kohl for

        Mara L. Ransom
        Assistant Director
        Office of Consumer Products

cc: David Oelman, Esq.
   Alan Beck, Esq.